Oncolytics Biotech® Announces Voting Results from
the Annual General Meeting of Shareholders

SAN DIEGO, CA and CALGARY, AB, May 10, 2021 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), today announced the voting results from its Annual General Meeting of Shareholders held on Friday, May 7, 2021. A total of 41.41% of the issued and outstanding common shares of the Corporation were represented either in person or by proxy at the meeting.

On a vote by ballot, the following seven nominees proposed by the Corporation were elected as Directors of Oncolytics to serve until the Corporation's next Annual Meeting of Shareholders or until their successors are elected or appointed, with shares represented at the meeting voting in favor of individual nominees as follows:

Director	For	%	Withheld	%
Deborah M. Brown	5,247,713	82.43%	1,118,493	17.57%
Matthew C. Coffey	5,084,018	79.86%	1,282,188	20.14%
Angela Holtham	5,236,090	82.25%	1,130,116	17.75%
Leonard Kruimer	5,290,086	83.10%	1,076,120	16.90%
Wayne Pisano	5,217,168	81.95%	1,149,038	18.05%
William G. Rice	5,197,430	81.64%	1,168,776	18.36%
Bernd R. Seizinger	5,230,315	82.16%	1,135,891	17.84%

In addition to the election of all nominees listed as directors in the management information circular, dated March 23, 2021, Oncolytics shareholders approved all other resolutions placed before the meeting. These included fixing the number of directors of the Corporation for the ensuing year at seven and appointing auditors for the Corporation for the ensuing year.

For more details on the matters covered at the annual meeting, please refer to the Corporation's management information circular available on SEDAR at www.sedar.com. Final voting results on all matters voted on at the annual meeting will also be filed on SEDAR.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.
Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies of pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential and benefits of pelareorep as a cancer therapeutic; Oncolytics’ expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com